UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Charles M. Guinn, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

(202) 663-8051

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ulrich Gall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,667
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

*	Excludes securities beneficially owned by the Selected Investors. See Item 5 of this Schedule 13D for additional information concerning holdings of the Selected Investors and their relationship to Ulrich Gall.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”), whose principal executive offices are located at 1900 Skyhawk Street, Alameda, California 94501.

Item 2. Identity and Background.

This Schedule 13D is being filed by Ulrich Gall (the “Reporting Person”).

The Reporting Person is a citizen of Germany. The business address of the Reporting Person is Seebrooksberg 2, 24222 Schwentinental, Germany. The principal business of the Reporting Person is entrepreneur.

During the last five years, the Reporting Person has neither been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. The source of funds for the securities described in this Schedule 13D is personal funds of the Reporting Person. On March 8, 2024, using the Reporting Person’s personal funds, the Reporting Person acquired Convertible Notes (as defined below) having a principal value of $200,000 and, pursuant to the terms of the Form of 12% Senior Secured Convertible Note due 2025, convertible into 247,525 Underlying Shares (as defined below). Such amount of Underlying Shares does not reflect any paid-in-kind interest (whether capitalized or uncapitalized) on such Convertible Notes accrued since their issuance to the Reporting Person. . The Reporting Person previously purchased 2,667 shares of Class A Common Stock using personal funds.

Item 4. Purpose of the Transaction.

The information disclosed in Item 3 is hereby incorporated by reference into this Item 4.

This Schedule 13D is filed in connection with transactions described in the Issuer’s announcements in (i) its Current Report on Form 8-K, filed with the SEC on November 24, 2023, its Current Report on Form 8-K, filed with the SEC on January 25, 2024, and its Current Report on Form 8-K, filed with the SEC on March 1, 2024 , pursuant to that certain Securities Purchase Agreement dated as of August 4, 2023 (as amended by, inter alia, that certain Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, that certain Omnibus Amendment No. 3 Agreement dated as of November 21, 2023, that certain Amendment to Securities Purchase Agreement dated as of January 19, 2024, that certain Amendment to Senior Secured Convertible Notes dated as of January 31, 2024, that certain Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes dated as of February 26, 2024) (as so amended and modified, the “Purchase Agreement”).

Pursuant to the Purchase Agreement, the Issuer has issued 12.0% Senior Secured Convertible Note due 2025 (the “Convertible Notes”) to various investors. On March 8, 2024, the Issuer and the Reporting Person closed a financing pursuant to which the Reporting Person purchased $200,000 of Convertible Notes.

The Purchase Agreement contains customary representations, warranties and agreements by the Issuer, including an agreement to indemnify the investors against certain liabilities. The Purchase Agreement also contains covenants that require the Issuer to among other things: (i) offer the Reporting Person, as a holder of Convertible Notes, so long as any Convertible Notes remain outstanding, participation rights in future offerings of any equity, equity-linked, equity equivalent securities or securities convertible into or exercisable for equity (excluding offerings of Class A Common Stock through an approved at-the-market equity program), subject to limited exceptions; and (ii) seek stockholder approval (the “Stockholder Approvals”) in accordance with the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”) with respect to the issuance of the shares of Class A Common Stock issuable upon exercise of warrants in excess of the limitations imposed by such rules and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes in excess of the limitations imposed by such rules (such shares of Class A Common Stock issuable upon conversion of the Convertible Notes, the “Underlying Shares”).

The Convertible Notes were not issued pursuant to an indenture. The Convertible Notes mature on November 15, 2025 (the “Maturity Date”), provided that the Maturity Date may be extended upon the written agreement of the Issuer and the holders of the Convertible Notes. On the Maturity Date, the Issuer will pay the holders of the Convertible Notes an amount in cash equal to (i) the then-outstanding Stated Principal Amount (as defined in the Convertible Notes) of the Convertible Notes, multiplied by (ii) the then applicable Minimum Return (as defined in the Convertible Notes) amount in effect at such time, plus accrued and uncapitalized interest on the Convertible Notes (such amount, the “Minimum Return Maturity Amount”); provided that if the Maturity Date has been extended the Issuer will pay such holders an amount in cash equal to the greater of (x) the Minimum Return Maturity Amount and (y) the then-outstanding principal amount plus any accrued and uncapitalized interest on the Convertible Notes. In the event that any prepayment or redemption of the Convertibles Notes is made in full prior to the Maturity Date (or is deemed to have occurred in the case of an Event of Default Acceleration Event (as defined in the Convertible Notes)), the Issuer will pay in full all outstanding obligations under the Convertible Notes, which will include the payment, if applicable, of any Minimum Return amount (as defined in the Convertible Notes), which ranges from 125% to 175% of the outstanding Stated Principal Amount of the Convertible Notes depending on the timing of the prepayment or redemption event.

The Convertible Notes bear interest at 12.0% per annum, payable in kind, which interest rate would increase to 15.0% per annum upon the existence of an Event of Default (as defined in the Convertible Notes). Interest on the Convertible Notes accrues from the date of issuance. Interest on the Convertible Notes will be payable in kind on each February 1, May 1, August 1 and November 1, beginning February 1, 2024.

The Issuer is required to make quarterly amortization payments under each Convertible Note on each February 1, May 1, August 1 and November 1, beginning February 1, 2024, payable in cash in an amount equal to 11.11% of the initial Stated Principal Amount (as defined in such Convertible Note) of such Convertible Note. The Reporting Person, as holder of a Convertible Note, in its sole discretion, may agree to defer its quarterly amortization payment to the subsequent amortization payment date pursuant to the terms of its Convertible Note.

The Reporting Person, as holder of the Convertible Notes may, at their option, prior to the second scheduled trading day immediately before the Maturity Date, convert all or any portion of the outstanding amount of their Convertible Notes into shares of Class A Common Stock, at an initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.808 per share of Class A Common Stock. The conversion rate will be subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transactions.

If an Event of Default under the Convertible Notes occurs, the principal amount thereof, together with accrued interest thereon, may become immediately due and payable.

Unless the Issuer obtains the Stockholder Approvals, the Issuer will be prohibited from issuing any shares of Class A Common Stock upon either of (i) the conversion of the Convertible Notes, or (ii) the exercise of warrants if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Issuer’s outstanding shares of Class A Common Stock as of the date of the Purchase Agreement or otherwise exceed the aggregate number of shares of Class A Common Stock which the Issuer may issue without breaching the Issuer’s obligations under the Nasdaq listing rules.

On January 31, 2024, the Issuer and its subsidiaries entered into an Amendment to Senior Secured Convertible Notes (the “First Amendment to Convertible Notes”) with each of the holders of the approximately $23.8 million of then outstanding Convertible Notes. Pursuant to the First Amendment to Convertible Notes, the parties agreed that no Amortization Payment (as defined in the Convertible Note) would be due on February 1, 2024 and the first Amortization Payment would instead be due and payable on May 1, 2024, in an amount equal to 22.22% of the then outstanding aggregate Stated Principal Amount of the Convertible Notes, which amount comprises both the deferred Amortization Payment originally due on February 1, 2024, plus the Amortization Payment originally due May 1, 2024. Each such payment was originally in an amount equal to 11.11% of the Stated Principal Amount of the Convertible Notes.

On February 26, 2024, the Issuer entered into that Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes (the “Second Amendment to Convertible Notes” and, together, with the First Amendment to Convertible Notes, the “Convertible Notes Amendments”) which amendment amended (i) the Purchase Agreement; and (ii) the Convertible Notes. The Second Amendment to Convertible Notes, among other things, (i) extended the date by which any Subsequent Closing (as defined in the Purchase Agreement) may occur under the Purchase Agreement without the consent of the existing holders thereunder, (ii) increased the maximum amount of the aggregate Stated Principal Amount (as defined in the Purchase Agreement) of the Convertible Notes issuable pursuant to the Purchase Agreement, and (ii) updated the Buyers Schedule thereto to include subsequent purchasers of the Convertible Notes.

The foregoing summaries of the Convertible Notes and the Purchase Agreement do not purport to be complete. The foregoing summaries of the Convertible Notes and the Purchase Agreement are qualified in their entirety by reference to the copies of the (i) the Form of 12% Senior Secured Convertible Note (reflecting the Convertible Notes Amendments) and (ii) the Purchase Agreement (as amended by two amendments), that are filed herewith as Exhibit 1 and Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and each of which is incorporated herein by reference.

2024 Merger Agreement

On March 7, 2024, the Issuer, Apogee Parent Inc., a Delaware corporation (“Parent”), and Apogee Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“2024 Merger Sub”), entered into an Agreement and Plan of Merger (the “2024 Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, 2024 Merger Sub will merge with and into the Issuer (the “2024 Merger”), with the Issuer surviving the 2024 Merger as a wholly owned subsidiary of Parent. Parent and 2024 Merger Sub were formed by Mr. Chris Kemp and Dr. Adam London (collectively, including their respective affiliates, the “Specified Stockholders”).

At the effective time of the 2024 Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the 2024 Merger Agreement, each share of Class A Common Stock or Class B Common Stock (collectively, “Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined below)) will be automatically canceled and converted into the right to receive an amount in cash equal to $0.50, without interest (the “2024 Merger Consideration”). Immediately prior to the Effective Time, all of the Class B Common Stock held by the Specified Stockholders will be converted into an equal number of shares of Class A Common Stock, and the resulting shares of Class A Common Stock, together with all of the other shares of Class A Common Stock held by the Specified Stockholders and certain other holders of shares of Class A Common Stock, will be acquired by Parent pursuant to rollover agreements (such shares, the “Rollover Shares”) and shall further be cancelled and cease to exist (the “Rollover”); provided that the Rollover will be permitted only if no shares of Class B Common Stock are issued and outstanding.

Treatment of Convertible Notes

In connection with the 2024 Merger Agreement, on March 7, 2024, the holders of all outstanding Convertible Notes entered into a noteholder conversion agreement with Parent and 2024 Merger Sub, pursuant to which the holders of the Convertible Notes agreed, subject to the terms and conditions thereof, that the Convertible Notes will, immediately after the 2024 Merger becomes effective, be converted into shares of Series A preferred stock, par value $0.0001 per share, of Parent. On March 8, 2024, the Reporting Person executed a joinder to the noteholder conversion agreement pursuant to which the Reporting Person agreed to be subject to approximately the same terms of the noteholder conversion agreement. The information disclosed in this Item 4, including the foregoing description of the noteholder conversion agreement, the joinder to the noteholder conversion agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the noteholder conversion agreement and the joinder to the noteholder conversion agreement, copies of which is attached hereto as Exhibit 5 and Exhibit 6, respectively and each of which is incorporated herein by reference in its entirety.

Closing Conditions

The obligation of the parties to consummate the 2024 Merger is subject to various conditions, including: (i) adoption of the 2024 Merger Agreement by holders of (a) a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting as a single class, and 66⅔% of the outstanding shares of Class B Common Stock, voting as a separate class; (ii) the absence of any judgment or law prohibiting the consummation of the 2024 Merger; (iii) the mailing of a written information statement (the “Information Statement”) of the type contemplated by Rule 14c-2 of the Exchange Act and the passage of 20 days thereafter; (iv) the accuracy of the representations and warranties of the parties in the 2024 Merger Agreement (subject to customary materiality qualifiers); and (v) each party’s performance in all material respects of its covenants and obligations contained in the 2024 Merger Agreement. Following the execution of the 2024 Merger Agreement, the Specified Stockholders executed and delivered to the Issuer a written consent adopting the 2024 Merger Agreement and approving the 2024 Merger, and Parent, in its capacity as the sole stockholder of 2024 Merger Sub, executed and delivered to the Issuer a written consent approving the 2024 Merger Agreement and the 2024 Merger, thereby providing all required stockholder approvals for the 2024 Merger.

Interim Investors’ Agreement

On March 7, 2024, certain investors entered into an interim investors’ agreement, which stipulates the actions such parties can take under the 2024 Merger Agreement, allocation of expenses in relation to closing of the 2024 Merger, obtaining approvals necessary to closing of the 2024 Merger, and additional covenants, representations and warranties of such parties in relation to the 2024 Merger. On March 8, 2024, the Reporting Person executed a joinder to the interim investors’ agreement pursuant to which the Reporting Person agreed to be subject to approximately the same terms of the interim investors’ agreement. The information disclosed in this Item 4, including the foregoing description of the interim investors’ agreement, the joinder to the interim investors’ agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the interim investors’ agreement and the joinder to the interim investors’ agreement, copies of which is attached hereto as Exhibit 7 and Exhibit 8, respectively and each of which is incorporated herein by reference in its entirety.

Delisting of Shares of Common Stock

If the 2024 Merger is consummated, the Class A Common Stock will cease to be quoted on the Nasdaq Capital Market and will be eligible for deregistration under the Exchange Act.

The 2024 Merger Agreement and the above description of the 2024 Merger Agreement have been included to provide investors with information regarding the terms of the 2024 Merger Agreement. It is not intended to provide any other factual information about the Issuer, Parent or their respective subsidiaries or affiliates or any party who has entered Equity Commitment Letters or agreed to provide interim debt financing. The representations, warranties and covenants contained in the 2024 Merger Agreement were made only for purposes of the 2024 Merger Agreement and as of specific dates, were solely for the benefit of the parties to the 2024 Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the 2024 Merger Agreement, including being qualified by confidential disclosures made by each party for the purposes of allocating contractual risk between the parties. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the 2024 Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Issuer. The 2024 Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Information Statement to be filed by the Issuer in connection with the 2024 Merger, the transaction statement on Schedule 13E-3 to be filed by the Issuer, Parent and certain other persons in connection with the 2024 Merger, the Issuer’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and other documents that the parties will file with the SEC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent or any of their respective subsidiaries, affiliates or businesses. The information disclosed in this Item 4, including the foregoing description of the 2024 Merger Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2024 Merger Agreement, a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference in its entirety.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, including the transactions described in the 2024 Merger Agreement, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

As a result of the transactions described herein, the Reporting Person, together with Adam London, Chris Kemp, Chris Kemp Living Trust dated February 10, 2021, SherpaVentures Fund II, LP, SherpaVentures Fund II GP, LLC, Eagle Creek Capital, LLC, Scott Stanford, Astera Institute, RBH Ventures Astra SPV, LLC, JMCM Holdings LLC, Baldo Fodera, Alexander Morcos, MH Orbit LLC and ERAS Capital LLC (collectively, the “Selected Investors”) may comprise a group within the meaning of Section 13(d)(3) of the Act. The Reporting Person expressly disclaims beneficial ownership over the shares held by the Selected Investors.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date that this Schedule 13D is filed, the Reporting Person holds 2,667 shares of Class A Common Stock.

As of the date of that this Schedule 13D is filed, the Selected Investors, who, together with the Reporting Person, may comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Class A Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned(1)(2)	Percentage Ownership(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Adam London(3)	1,942,610	9.3%	1,942,610	0	1,942,610	0
Chris Kemp(3)	1,932,101	9.3%	1,929,901	2,200	1,929,901	2,200
Chris Kemp Living Trust dated February 10, 2021(3)	0	*	0	0	0	0
SherpaVentures Fund II, LP(3)(4)	1,882,582	9.9%	1,882,582	0	1,882,582	0
SherpaVentures Fund II GP, LLC(3)(4)	1,882,582	9.9%	1,882,582	0	1,882,582	0
Eagle Creek Capital, LLC(4)	15,094	*	15,094	0	15,094	0
Scott Stanford(3)	1,904,054	10.0%	1,904,054	0	1,904,054	0
Astera Institute(3)	0	*	0	0	0	0
RBH Ventures Astra SPV, LLC(3)	15,093	*	15,093	0	15,093	0
JMCM Holdings LLC(3)	0	*	0	0	0	0
Baldo Fodera(3)	199,399	1.0%	0	199,399	0	199,399
Alexander Morcos(3)	199,399	1.0%	0	199,399	0	199,399
MH Orbit LLC(3)	0	*	0	0	0	0
ERAS Capital LLC(3)	1	*	1	0	1	0
Ulrich Gall(3)	2,667	*	2,667	0	2,667	0

*	Less than 0.1%
(1)	The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Selected Investors. The other Selected Investors have filed or have represented that they will file separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning any of the other Selected Investors.
(2)	Assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.
(3)	Excludes all shares of Class A Common Stock underlying securities owned by such investor in substantively the form of Convertible Note or form of Warrant, as the Beneficial Ownership Blockers (as defined below) prevent such securities from being converted or exercised into shares of Class A Common Stock within 60 days of the date this Schedule 13D is filed.
(4)	Such figure is included in the number of shares beneficially owned by Scott Stanford.

The form of Convertible Note provides that the Issuer shall not effect any distribution of Underlying Shares if such distribution would cause the Reporting Person, together with any person whose beneficial ownership of Class A Common Stock would or could be aggregated with the Reporting Person for purposes of Section 13(d) or Section 16 of the Exchange Act, to collectively beneficially own in aggregate in excess of 4.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to such distribution (the “Beneficial Ownership Blockers”). The Reporting Person expressly disclaims that it beneficially owns any of the Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Selected Investors, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Selected Investors. However, the Reporting Person acknowledges the possibility that such a group could be deemed to exist.  Thus, the beneficial ownership figures included in this Schedule 13D are prepared under the assumption that the Underlying Shares may not be distributed if, after such distribution, the Reporting Person, together with Selected Investors, would beneficially own in excess of 4.99% of the Class A Common Stock. Based on the foregoing and given that the beneficial ownership of the Reporting Person, together with the Selected Investors, already exceeds 4.99%, the beneficially ownership figures in this Schedule 13D assume that the Reporting Person (along with all the Selected Investors who have executed similar instruments) may be deemed to beneficially own 0 Underlying Shares.

The foregoing amount excludes an aggregate of approximately 247,525 Underlying Shares underlying securities held by the Reporting Person, as such shares are not convertible or exercisable within 60 days due to the Beneficial Ownership Blockers. Such figure does not reflect any paid-in-kind interest (whether capitalized or uncapitalized) on such Convertible Notes accrued since their issuance to the Reporting Person on March 8, 2024.

The shares of Class A Common Stock held directly by the Reporting Person, represents less than 0.1% of the outstanding Class A Common Stock assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 on the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information is based on assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.

If the Reporting Person, together with the Selected Investors, were considered a group, then the shares of Class A Common Stock beneficially owned by the Selected Investors together with the shares of Class A Common Stock held directly by the Reporting Person represent 26.3% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement. As described previously, pursuant to the Beneficial Ownership Blockers, this beneficial ownership percentage (i) excludes all Underlying Shares and (ii) assumes the conversion of the derivative securities (including Class B Common Stock and vested options to purchase Class A Common Stock) beneficially owned by the Specified Stockholders.

(b) The persons named in response to Item 5(a) above have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Class A Common Stock as set forth in Item 5(a).

(c) Described above under Item 4 of this Schedule 13D and incorporated herein by reference. Except as described in Item 4 of this Schedule 13 D, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into Item 6 of this Schedule 13D.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Form of 12% Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on March 1, 2024).
2	Omnibus Amendment No. 3 Agreement, dated as of November 21, 2023, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the investors party thereto and GLAS Americas, LLC, as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 24, 2023).
3	Amendment to Securities Purchase Agreement, dated January 19, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the investors party thereto and GLAS Americas, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 25, 2024)
4	Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes, dated February 26, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the investors party thereto and GLAS Americas, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2024).
5	Noteholder Conversion Agreement, dated March 7, 2024.
6	Joinder to Noteholder Conversion Agreement, dated March 8, 2024 (form included in Exhibit 5 above).
7	Interim Investor’s Agreement, dated March 7, 2024.
8	Form of Joinder to Interim Investor’s Agreement, dated March 8, 2024.
9	Agreement and Plan of Merger, dated as of March 7, 2024, by and among Astra Space, Inc., Apogee Parent Inc. and Apogee Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 12, 2024).
10	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 14, 2024

Ulrich Gall

By:	/s/ Ulrich Gall